UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38885

ORGANIGRAM HOLDINGS INC.
(Translation of registrant’s name into English)

333 Bay Street, Suite 1250
Toronto, Ontario, Canada M5H 2R2
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]             Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	News release dated March 13, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/ Beena Goldenberg
Beena Goldenberg
Chief Executive Officer

Date: March 13, 2023